January 26, 2007

VIA EDGAR AND OVERNIGHT COURIER

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Attn:	Larry Spirgel
Melissa Hauber
Carlos Pacho

Re:	BigBand Networks, Inc.
Registration Statement on Form S-1
Filed December 22, 2006
File No. 333-139652

Ladies and Gentlemen:

On behalf of BigBand Networks, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 19, 2007 relating to the Company’s Registration Statement on Form S-1 (File No. 333-139652) filed with the Commission on December 22, 2006 (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of the Amendment to Ms. Melissa Hauber by overnight delivery. The Amendment as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amendment. Except as otherwise specifically indicated, page references herein correspond to the page of the Amendment. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form S-1

Stock-Based Compensation, page 35

1.

We note that you refer to a valuation performed by a third-party valuation firm here and at pages F-20 and F-21. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the

U. S. Securities and Exchange Commission

January 26, 2007

consent of the expert in your Form S-1. Please revise to comply or delete your references to third-party valuation specialists throughout the filing.

The Company has revised the text of the Amendment at pages 35, F-20 and F-21 to disclose the name of the third-party valuation specialist in response to the Staff’s comment. The Company has also filed the consent of Empire Valuation Consultants, LLC as Exhibit 23.5.

Note 2—Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

2.	Describe for us in more detail your arrangements for trade-in credits and tell us your basis in the accounting literature for your accounting policy.

The Company supplementally advises the Staff that in a limited number of sales arrangements, a fixed discount is given if the customer trades-in equipment previously purchased from the Company’s competitors. The Company records revenue on these arrangements net of the trade-in credit pursuant to SOP 97-2, “Software Revenue Recognition” and AICPA Technical Practice Aid, Section 5100.01, “Equipment Sales Net of Trade-Ins”.

3.	We note that you recognize the associated deferred costs as costs of sales when deferred revenues are recognized as revenues. Clarify for us your policy for accounting for costs that exceed the amount of deferred revenues. In addition, tell us where deferred costs are classified in your balance sheet.

The Company supplementally advises the Staff that it is the Company’s policy to only defer direct costs of delivered product in revenue arrangements that cannot be treated separately for revenue recognition purposes or for which revenue related to the delivered product is deferred due to acceptance clauses within the agreement. The Company believes these costs meet the definition of an asset because the revenue arrangements themselves are considered assets since they provide future economic benefit and are within the control of the Company. The Company further believes that the deferred costs are realizable because (1) there is a legally enforceable contractual arrangement related to the delivered products, (2) management intends to enforce the contractual arrangement, and (3) there is a probable and objectively supportable net margin for the contractual arrangement. To date, the Company has not encountered any circumstances where deferred costs have exceeded the amount of deferred revenue from the related contractual arrangement. However, should deferred costs exceed the related deferred revenue, the Company will record a net deferred asset only if the deferred costs are assessed to be an asset and are realizable. The Company supplementally advises the Staff that deferred revenue is recorded net of associated deferred costs and respectfully directs the Staff’s attention to the disclosure in the first sentence of the first paragraph on page F-11.

U. S. Securities and Exchange Commission

January 26, 2007

Cumulative Effect of Change in Accounting Principle, page F-16

4.	We note your disclosure here and at page F-26. Describe for us in more detail and disclose the terms of the warrants to purchase preferred stock, including the terms of the provision that allows the warrants to be settled through the issuance of warrants to purchase common stock or cash payment equal to the liquidation value upon the completion of a liquidation event. In addition, tell us how you considered the terms of the warrants in your application of FSP 150-5.

The Company has revised the text of the Amendment at pages F-17 and F-26 to disclose the significant terms of the warrants in response to the Staff’s comment. The Company supplementally advises the Staff that the Company carefully considered all of the terms of the warrants and concluded that since the warrants are for the purchase of redeemable convertible preferred stock, FSP 150-5 required the warrants to be classified as a liability and recorded at fair value at each reporting date. Further, in valuing the warrants, the Company has used the Black-Scholes valuation model based on the deemed market value of the respective redeemable convertible preferred stock at each reporting date using the valuation assumptions disclosed on page F-26.

Note 10—Stockholders’ Equity (Deficit), page F-32

Stock Options, page F-33

5.	Tell us what you mean by “reassessed value” in your disclosure regarding the weighted-average fair value of options granted below and equal to reassessed value.

The Company supplementally advises the Staff that the exercise price of options to purchase common stock was based on the Board of Directors’ determined market value of the Company’s common stock on each grant date taking into consideration a number of different factors, including obtaining contemporaneous valuations of its common stock from Empire Valuation Consultants, LLC, an unrelated third-party valuation firm, on certain stock option grant dates as indicated on page 35 of the Amendment. When preparing the Company’s financial statements, management reviewed the market value of the common stock during the intervening periods between third-party valuation dates to determine whether any adjustment to the Board of Directors’ determined market value should be made for accounting purposes based on the third-party valuations after the grant date, market conditions relating to the Company’s business and whether the Company achieved product development milestones, secured new customers, met forecasted bookings and hired key employees. The result of this reassessment was used in determining stock based compensation for accounting purposes under APB 25 “Accounting for Stock Issued to Employees” and FAS 123(R) “Share-Based Payments,” as applicable. The Company used the term “reassessed value” to refer to this process. The Company has revised the text of the Amendment at pages 35 and F-34 to disclose this as the “deemed market value” in response to the Staff’s comment.

U. S. Securities and Exchange Commission

January 26, 2007

6.	Please revise your stock option footnote to disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

•         For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts).

•         Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

•         If the valuation specialist was a related party, a statement indicating that fact.

The Company has revised the text of the Amendment at page 36 to disclose the number of options granted, the exercise price, the weighted-average deemed market value and weighted average intrinsic value for each month in the twelve-month period ended September 30, 2006 and to disclose that Empire Valuation Consultants, LLC is not a related party in response to the Staff’s comment.

The Company respectfully directs the Staff’s attention to the disclosure in the third paragraph under the heading “Stock-Based Compensation” on page 35 regarding the disclosure of the contemporaneous nature of the valuations prepared by Empire Valuation Consultants, LLC.

U. S. Securities and Exchange Commission

January 26, 2007

Please direct your questions or comments regarding this letter or the Amendment to the undersigned or J. Robert Suffoletta of this office at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/S/ JEFFREY D. SAPER

Jeffrey D. Saper, Esq.

cc:	Robert E. Horton, BigBand Networks, Inc.

J. Robert Suffoletta, Esq.